EXHIBIT 99.1

ANNOUNCEMENT

IN RELATION TO RELEVANT REPRESENTATION ON THE IMPLEMENTATION OF IFRS17 & IFRS9

China Life Insurance Company Limited (the “Company”) will host a briefing on 9 May 2023 to report to the shareholders and investors about the implementation and impacts of IFRS17 & IFRS9.

For details of the implementation and impacts of IFRS17 & IFRS9, please refer to the appendix to this announcement.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 8 May 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie